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                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                SCHEDULE 13D
                    (Under the Securities Exchange Act of 1934
                                 Amendment No. 1)
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                                (Name of Issuer)
                         ARISTA INVESTORS CORPORATION
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                            (Title of Class Securities)
                               CLASS A COMMON SHARES
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                               CUSIP NO. 040408106
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             (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                JOHN RANQUET
                            705 2ND AVE STE 605
                          SEATTLE WA  98104-1711
                           PHONE:  (206) 624-1080
                      FAX:  (206) 624-1081 [CALL FIRST]
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              (Date of Event Which Requires Filing of this Statement)
                June 3, 1999, and other dates as shown on Addendum I
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1)   Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (entities only)

                               A.F. HOVEY
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2)   Check the Appropriate Box if a Member of a Group--N/A
     (a)
     (b)  Not member of a group
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3)   SEC Use Only

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4)   Source of Funds:  PF
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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6)   Citizenship or Place of Organization:  U.S.A.
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No. of shares      (7)  Sole Voting Power                    201,700
Beneficially       ------------------------------------------------------------
Owned by Each      (8)  Shared Voting Power
Reporting Person   ------------------------------------------------------------
With               (9)  Sole Dispositive Power               201,700
                   ------------------------------------------------------------
                   (10) Shared Dispositive Power
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 201,700
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12)  Aggregate Amount in Row (11) Does Not Exclude Certain Shares.
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13)  Percent of Class Represented by Amount in Row (11): 7.85%
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14)  Type of Reporting Person:  IN
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                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13D-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1.     SECURITY AND ISSUER.

     This statement relates to the Class A Common Stock, par value $.01 per share of Arista Investors Corp., a Delaware corporation (the "Company"), whose principal executive offices are located at 116 John Street, New York, N.Y. 10038.

ITEM 2.     IDENTITY AND BACKGROUND.

     The person filing this statement is an individual investor, a naturalized citizen; the following information is provided:
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REQUESTED INFORMATION                  RESPONSE TO REQUEST
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RESIDENCE OR BUSINESS ADDRESS          1724 PLAZA 600 BLDG
                                       600 STEWART ST
                                       SEATTLE WA 98101-1219
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PRESENT PRINCIPAL OCCUPATION OR        THE PERSON FILING THIS STATEMENT, A.F.
EMPLOYMENT AND THE NAME, PRINCIPAL     HOVEY, IS THE OWNER OF ALL OF THE
BUSINESS AND ADDRESSES OF ANY          OUTSTANDING STOCK OF A.F. HOVEY &
CORPORATION OR OTHER ORGANIZATION IN   ASSOCIATES, INC., A WASHINGTON
WHICH SUCH EMPLOYMENT IS CONDUCTED:    CORPORATION.  HE IS PRESIDENT AND SOLE
                                       OFFICER OF THE CORPORATION.  THE
                                       CORPORATION IS ENGAGED IN ADVISING
                                       VARIOUS EMPLOYEE BENEFIT PLANS.  IT
                                       SPECIALIZES IN TAFT-HARTLEY PLANS
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WHETHER OR NOT, DURING THE LAST        DURING THE PAST 5 YEARS, A.F. HOVEY
FIVE YEARS, SUCH PERSON HAS BEEN       HAS NOT BEEN CONVICTED IN A CRIMINAL
CONVICTED IN A CRIMINAL PROCEEDING     PROCEEDING (EXCLUDING TRAFFIC
(EXCLUDING TRAFFIC VIOLATIONS OR       VIOLATIONS OR SIMILAR MISDEMEANORS).
SIMILAR MISDEMEANORS) AND, IF SO,
GIVE THE DATES, NATURE OF CONVICTION,
NAME AND LOCATION OF COURT, AND
PENALTY IMPOSED, OR OTHER
DISPOSITION OF THE CASE;
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WHETHER OR NOT, DURING THE LAST FIVE   DURING THE PAST FIVE-YEARS, A.F. HOVEY
YEARS, SUCH PERSON WAS A PARTY TO A    HAS NOT BEEN A PARTY TO ANY CIVIL
CIVIL PROCEEDING OF A JUDICIAL OR      PROCEEDING OF A JUDICIAL OR
ADMINISTRATIVE BODY OF COMPETENT       ADMINISTRATIVE BODY OF COMPETENT
JURISDICTION AND AS A RESULT OF SUCH,  JURISDICTION IN ANY PROCEEDING WHICH
PROCEEDING WAS OR IS SUBJECT TO A      "...WAS OR IS SUBJECT TO A JUDGMENT,
JUDGMENT, DECREE OR FINAL ORDER        DECREE OR FINAL ORDER ENJOINING FUTURE
ENJOINING FUTURE VIOLATIONS OF, OR     VIOLATIONS OF, OR PROHIBITING OR
PROHIBITING OR MANDATING ACTIVITIES    MANDATING ACTIVITIES SUBJECT TO,
SUBJECT TO, FEDERAL OR STATE           FEDERAL OR STATE SECURITIES LAWS OR
SECURITIES LAWS OR FINDING ANY         FINDING ANY VIOLATION WITH RESPECT TO
VIOLATION WITH RESPECT TO SUCH LAWS;   SUCH LAWS;..."
AND, IF SO, IDENTIFY AND DESCRIBE
SUCH PROCEEDINGS AND SUMMARIZE THE
TERMS OF SUCH JUDGMENT, DECREE OR
FINAL ORDER; AND
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CITIZENSHIP.                            A.F. HOVEY IS A UNITED STATES CITIZEN.
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

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Source and amount of funds or other consideration used in making all purchases of all stock owned in the issuer herein were from personal funds which were deposited in a bank account in the name under the control of A.F. Hovey.

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transaction was to make an investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Based upon the most recently available filing with the Securities and Exchange Commission by the Company, the Company had 2,570,100 Class A Common stock, $0.01 par value (excluding 10,000 shares if treasury stock) and 47,400 Class B Common share outstanding on May 14, 1999.

     1. A.F. Hovey owns 201,700 shares of Class A and no Class B shares. This represents 7.85% of the Class A shares outstanding.

     2.  A.F. Hovey has the sole power to vote and dispose of such shares.

     3. The table set forth in Addendum I, attached hereto and incorporation herein, sets forth the purchase of Class A shares by A.F. Hovey during a preceeding 60-day period.

     4.  Item 5(d) is inapplicable.

     5.  Item 5(e) is inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Among persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, there are no contracts, arrangements, understandings or relationships (legal or otherwise).

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  September 22, 1999. (1)



                                         -------------------------------------
                                         A.F. HOVEY

------------------------
     (1) PAPER COPIES WERE FILED ON AUGUST 2, 1999 BUT REJECTED BECAUSE THEY WERE NOT FILED ELECTRONICALLY.

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          ADDENDUM I TO SCHEDULE 13B UNDER ITEM 5(3) SETTING FORTH
          PURCHASE OF CLASS A SHARES BY A.F. HOVEY WITHIN 60 DAYS
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                SCHEDULE 13D
                     (Under the Securities Exchange Act of 1934
                                 Amendment No. 1)
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3.   The table set forth below sets forth the purchase of Class A shares by
     A.F. Hovey during a preceeding 60-day period, and other dates:
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
DATE                            SHARES                         PRICE
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6/3/99                                  10,000                   $10,930.00
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6/4/99                                  10,000                    10,930.00
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6/9/99                                  10,000                    10,930.00
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6/14/99                                  4,000                     4,375.00
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6/17/99                                 16,000                    17,485.00
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6/23/99                                  2,000                     2,190.00
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6/24/99                                 10,000                    12,180.00
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6/28/99                                  1,000                     1,222.50
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8/3/99                                   7,500                     8,911.27
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8/17/99                                  1,500                     1,836.25
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8/31/99                                  1,000                     1,242.50
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9/09/99                                  1,000                     1,271.67
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9/13/99                                  1,000                     1,222.50
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TOTALS                                  75,000.00                $84,726.69
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

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